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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.   )*

                            UNITED AUTO GROUP, INC.
                                (Name of Issuer)

                              VOTING COMMON STOCK
                         (Title of Class of Securities)

                                   909440109
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 909440109


                                       13G

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AIF II, L.P.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]


3        SEC USE ONLY



4        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE


                     5       SOLE VOTING POWER
NUMBER OF
SHARES               1,843,656 SHARES OF VOTING COMMON STOCK
BENEFICIALLY
OWNED BY
EACH                 6  SHARED VOTING POWER
REPORTING
PERSON
WITH                 7  SOLE DISPOSITIVE POWER

                     1,843,656 SHARES OF VOTING COMMON STOCK


                     8  SHARED DISPOSITIVE POWER


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         1,843,656 SHARES OF VOTING COMMON STOCK


10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                             [ ]


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         11.0%


12       TYPE OF REPORTING PERSON*

         PN


                      *SEE INSTRUCTION BEFORE FILLING OUT!
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Item 1.

         (a)      Name of Issuer:  United Auto Group, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                                 375 Park Avenue
                            New York, New York 10152

Item 2.

         (a)      Name of Person Filing:  AIF II, L.P.

         (b)      Address of Principal Business Office or, if none, Residence:

                            c/o Apollo Advisors, L.P.
                             Two Manhattanville Road
                            Purchase, New York 10577

         (c)      Citizenship:  Delaware

         (d)      Title of Class of Securities: Voting Common Stock

         (e)      CUSIP Number:  909440109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)  [ ]   Broker or Dealer registered under Section 15 of the Act
         (b)  [ ]   Bank as defined in section 3(a)(6) of the Act
         (c)  [ ]   Insurance company as defined in section 3(a)(19) of the Act
         (d)  [ ]   Investment Company registered under section 8 of the
                    Investment Company Act
         (e)  [ ]   Investment Adviser registered under section 203 of the
                    Investment Advisers Act of 1940
         (f)  [ ]   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                    1974 or Endowment
                    Fund; see Section 240.13d-1(b)(1)(ii)(F)
         (g)  [ ]   Parent Holding Company, in accordance with Section
                    240.13d-1(b)(ii)(G)
         (h)  [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)
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Item 4.           Ownership


                  The information set forth in Items 5 through 11 on page 2 of this Schedule is incorporated herein by reference.


Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /


Item 6.           Ownership of More than Five Percent on Behalf of Another
Person.
                  None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group

                  Not applicable.

Item 9.           Notice of Dissolution of Group

                  Not applicable.

Item 10.          Certification

                  This statement is not filed pursuant to Rule 13d-1(b); therefore, the certification is not applicable.
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1997

                    AIF II, L.P.

                    By: Apollo Advisors, L.P., its managing general partner

                        By: Apollo Capital Management, Inc., its general partner

                             By:  /s/ Michael D. Weiner
                                  -----------------------------
                                  Name:   Michael D. Weiner
                                  Title:  Vice President